☒Exhibit 99.1

NUSANTARA REGAS SATU ACQUISITION

Golar LNG Partners LP (NASDAQ: GMLP) (the “Partnership”) announced today that it has entered into an agreement to acquire the ownership interests in the companies that own and operate the floating storage and regasification unit (“FSRU”) the Nusantara Regas Satu (formerly known as Khannur) (“NR Satu”) from Golar LNG Limited (“Golar LNG”) for a purchase price of $385 million. The acquisition is subject to the satisfaction of certain closing conditions.

The NR Satu is the first FSRU conversion in the Far East and will commence its charter with PT Nusantara Regas (“PTNR”) upon its final acceptance by PTNR. The vessel is now fully operational, receiving charter hire and is undergoing its commissioning and final acceptance procedures. The charter has an initial term that expires on December 31, 2022. PTNR has the right to extend the charter term for up to an additional three years.

The Partnership estimates that the acquisition will generate approximate annual net cash from operations, before the deduction of interest cost, between $42 million and $44 million. The Board of Directors of the Partnership (the “Board”) and the Conflicts Committee of the Board (the “Conflicts Committee”) have approved the purchase price. The Conflicts Committee retained a financial advisor, DNB Markets, to assist with its evaluation of the acquisition.

The Board is pleased that the Partnership has entered into this purchase agreement with respect to its second acquisition since the Partnership’s initial public offering in April 2011. As with the Partnership’s acquisition of the Golar Freeze, this acquisition is expected to be an accretive transaction and is consistent with the Partnership’s growth strategy. The Board believes that the fundamental outlook for the LNG industry remains strong. The Partnership’s parent, Golar LNG, is expected to reinvest the major part of the net proceeds received from the sale in new LNG carriers and FSRUs. The Board is therefore positive about  the Partnership’s future growth prospects.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•                  statements regarding the annual net cash from operations that may be generated by NR Satu;

•                  statements about the Partnership’s ability to increase distributions to unitholders and the amount of any such increase;

•                  the Partnership’s anticipated growth strategies;

•                  the Partnership’s future revenues, expenses, financial condition and results of operations;

•                  the repayment or refinancing of debt;

•                  the Partnership’s ability to make additional borrowings and to access debt and equity markets;

•                  charter termination dates and extensions of charters;

•                  the Partnership’s business strategy and other plans and objectives for future operations; and

•                  other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission, including its 2011 Annual Report on Form 20-F and Form 6-K for the period ended March 31, 2012.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

July 9, 2012

Investor relations enquiries:

Golar Management Limited

Graham Robjohns + 44 207 824 5530/+ 44 207 063 7900

Stuart Buchanan + 44 207 063 7900